VEON Upgraded to Nasdaq Global Select Market, Enhancing Investor Visibility Dubai, December 18, 2025 – VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or “the Company”), announces that at the opening of trading today, its American Depositary Shares (ADSs) listing will be transferred to the Nasdaq Global Select Market of the Nasdaq Stock Market (“Nasdaq”). The Nasdaq Global Select Market represents Nasdaq’s highest listing tier and is reserved for companies that meet more stringent financial and liquidity standards. This transfer reflects VEON’s continued progress in strengthening its financial profile and capital markets presence. VEON also recently announced its inclusion in the S&P Global Broad Market Index (BMI) and the MSCI Ukraine Index, which forms part of MSCI’s global equity index framework. Together with the Nasdaq Global Select Market transfer, these milestones contribute to improved visibility and accessibility for VEON shares and support broader engagement with global institutional investors. “Listing on Nasdaq Global Select Market, Nasdaq’s highest market tier, demonstrates VEON’s growing scale and financial discipline. Combined with our recent inclusion in the S&P Global BMI and the MSCI Ukraine Index, this strengthens VEON’s presence in global benchmark frameworks, supporting our Company’s visibility with institutional investors, including with those who allocate capital through benchmarked and index-aware strategies,” said Kaan Terzioglu, VEON Group CEO. “We will continue to deepen investor understanding of our digital operator model, enabling an efficient, well-informed market for VEON securities.” VEON’s ADSs will maintain the same ticker symbol, CUSIP, ISIN, and shareholder rights following the transfer of its listing from the Nasdaq Capital Market to the Nasdaq Global Select Market. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 150 million connectivity and over 140 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Forward-Looking Statements Disclaimer This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to the trading of VEON’s ADSs on the Nasdaq and inclusion in indices. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to uncertainty over the trading of VEON’s ADSs on the Nasdaq and inclusion in indices, among others discussed in the section entitled “Risk Factors” in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC. The forward- looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law. Contact Information VEON Hande Asik Chief Communications and Strategy Officer pr@veon.com